UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of April 2019

Commission File Number: 001-04307

Husky Energy Inc.

(Exact name of registrant as specified in its charter)

707 – 8th Avenue S.W., Calgary, Alberta, Canada T2P 1H5

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐                Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

On April 26, 2019, Husky Energy Inc. issued a press release announcing the voting results from its 2019 Annual Meeting of Shareholders. The press release is attached hereto as Exhibit A.

This report on Form 6-K shall be deemed to be incorporated by reference into Husky Energy Inc.’s Registration Statements on Form F-10 (File No. 333-222652) and Form S-8 (File No. 333-187135) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUSKY ENERGY INC.

	By:	/s/ James D. Girgulis
James D. Girgulis
Date: April 26, 2019		Senior Vice President, General Counsel & Secretary

Exhibit A

Calgary, Alberta

April 26, 2019

Husky Energy Reports Voting Results from 2019 Annual Meeting of Shareholders

At its Annual Meeting of Shareholders held on April 26, 2019, Husky Energy Inc. announced the election of 16 nominees proposed for its Board of Directors as listed in the Management Information Circular dated March 22, 2019. KPMG LLP was appointed as auditors of the Corporation until the close of the next Annual Meeting of Shareholders.

	Votes For		Votes Withheld
Nominee	Number	Percent (%)	Number	Percent (%)
Victor T.K Li	760,137,389	83.49	150,277,859	16.51
Canning K.N. Fok	756,124,785	83.05	154,290,463	16.95
William Shurniak	857,524,147	94.19	52,891,101	5.81
Robert J. Peabody	863,726,625	94.87	46,688,623	5.13
Stephen E. Bradley	894,952,478	98.30	15,462,770	1.70
Asim Ghosh	858,287,380	94.27	52,127,868	5.73
Martin J.G. Glynn	834,677,865	91.68	75,737,383	8.32
Poh Chan Koh	844,715,538	92.78	65,699,710	7.22
Eva L. Kwok	831,899,690	91.38	78,515,558	8.62
Stanley T.L. Kwok	824,022,969	90.51	86,392,279	9.49
Frederick S.H. Ma	902,452,181	99.13	7,963,067	0.87
George C. Magnus	902,561,035	99.14	7,854,213	0.86
Neil D. McGee	860,755,722	94.55	49,659,526	5.45
Colin S. Russel	844,527,627	92.76	65,887,621	7.24
Wayne E. Shaw	849,277,524	93.28	61,137,724	6.72
Frank J. Sixt	809,627,665	88.93	100,787,583	11.07

Investor and Media Inquiries:

Leo Villegas, Senior Manager, Investor Relations

403-513-7817

Mel Duvall, Senior Manager, Media & Issues

403-513-7602